Exhibit 99.1

Neptune Announces Launch of Neptune Air Non-Contact Thermometer

Neptune to rapidly increase North American supply of safe and effective non-contact thermometers in response to COVID-19

LAVAL, QC, May 12, 2020 /CNW Telbec/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT), a leader in natural health and wellness products, is pleased to announce today the launch of Neptune Air, a non-contact infrared thermometer (NCIT) optimized for measuring a person's temperature while reducing cross-contamination risk and minimizing the risk of spreading disease.

Neptune is developing multiple versions of Neptune Air for consumers, businesses and government customers, including white label turnkey solutions, and is currently shipping to a large North American distributor of first aid and safety products. The launch and expansion of Neptune Air is expected to allow Neptune to rapidly increase North American supply of safe and effective thermometers, which we believe have been in short supply since the COVID-19 outbreak.

According to the U.S. Food & Drug Administration (FDA), the benefits of NCITs include:

  Non-contact approach may reduce the risk of spreading disease between people being evaluated
  Easy to use
  Easy to clean and disinfect
  Measures temperature and displays a reading rapidly
  Provides ability to retake a temperature quickly

This new expansion of Neptune's product portfolio with products including hand sanitizers and non-contact thermometers is a strategic response to COVID-19 and utilizes a highly flexible and low cost supply chain infrastructure that can be scaled up and down quickly to adapt to market demand.

"The launch of Neptune Air reflects our ability to be nimble and quickly respond to customer demands with turnkey product development and supply chain solutions," said Michael Cammarata, Chief Executive Officer of Neptune Wellness Solutions. "Neptune Air further reinforces our leadership position in health and wellness products and we expect our entrance into this market to open the door to many new customer relationships as we expand and diversify our health and wellness product portfolio and leverage our capabilities to meet market needs. In response to COVID-19, we are proud to bring this product to market to address supply constraints due to strong demand for safe and effective thermometers as an important tool in the fight against this pandemic."

About Neptune Wellness Solutions Inc.
Neptune Wellness Solutions specializes in the extraction, purification and formulation of health and wellness products. The Company has in excess of 100 customers across several verticals including legal cannabis and hemp, nutraceutical and consumer packaged goods. Neptune's wholly owned subsidiary, 9354-7537 Québec Inc., is licensed by Health Canada to process cannabis at its 50,000-square-foot facility located in Sherbrooke, Quebec. The Company also has a 24,000 square-foot facility located in North Carolina to process hemp biomass into extracts. Neptune brings decades of experience in the natural products sector to the legal cannabis and hemp industries. Leveraging its scientific and technological expertise, the Company sees applications for hemp-derived extracts in the U.S. beyond existing markets and product forms and into personal care and home care markets through its Forest Remedies™ brand and white label offerings. Neptune's sustainably harvested Ocean RemediesTM krill oil offers consumers a unique source of EPA and DHA omega-3 fatty acids, phospholipids and natural antioxidants. Neptune's activities also include the development and commercialization of turnkey nutrition solutions and patented ingredients such as MaxSimil®, and a variety of marine and seed oils. Its head office is located in Laval, Quebec.

Neptune launches Neptune Air, a non-contact infrared thermometer, to rapidly increase North American supply of safe and effective thermometers in response to COVID-19. (CNW Group/Neptune Wellness Solutions Inc.)

Neptune launches Neptune Air, a non-contact infrared thermometer, to rapidly increase North American supply of safe and effective thermometers in response to COVID-19. (CNW Group/Neptune Wellness Solutions Inc.)

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SOURCE Neptune Wellness Solutions Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/May2020/12/c2861.html

%CIK: 0001401395

For further information: Investor Information: ICR, Scott Van Winkle, 617-956-6736, scott.vanwinkle@icrinc.com; Media Requests: ICR, Cory Ziskind, 646-277-1232, cory.ziskind@icrinc.com

CO: Neptune Wellness Solutions Inc.

CNW 07:00e 12-MAY-20